
09010056

Utah Medical Products, Inc.



Annual Report 2008

Utah Medical Products, Inc.

with particular interest in healthcare for women and their babies, develops, manufactures, assembles and markets a broad range of well-established disposable and reusable specialty medical devices designed for better health outcomes for patients and their care-providers.



30
20
10
0
04
05
06
07
08

NET SALES
(millions of dollars)



20
15
10
5
0
04
05
06
07
08

GROSS PROFITS
(millions of dollars)



16
8
4
2
0
04
05
06
07
08

OPERATING PROFITS
(millions of dollars)

5 Year Summary of Operations

(In thousands, except per share amounts)

	2008	2007	2006	2005	2004
Net sales	$27,782	$28,502	$28,753	$27,692	$26,485
Net income	7,205	7,905	8,168	7,547	10,220
Total assets	38,821	45,986	44,187	41,642	41,262
Long-term debt	1,828	3,689	4,383	4,883	—
Stockholders' equity	34,805	38,789	36,115	32,857	36,157
Earnings per common share (diluted)	$ 1.86	$ 1.98	$ 2.02	$ 1.80	$ 2.19
Cash dividends per share	$ .91	$ .89	$ .78	$ .63	$ .45
Weighted average common shares (diluted)	3,878	3,989	4,043	4,192	4,675


16
4
2
1
0
04
05
06
07
08

NET PROFITS
(millions of dollars)

Quarterly Income Statement Summaries

(In thousands, except per share amounts)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2008				
Net sales	$ 6,890	$ 7,115	$ 7,181	$ 6,596
Gross profit	3,750	3,921	3,937	3,410
Net income	1,891	1,917	1,820	1,577
Earnings per share	$ .48	$ .49	$ .47	$ .42
2007				
Net sales	$ 7,118	$ 7,211	$ 7,097	$ 7,076
Gross profit	3,937	4,005	3,973	3,873
Net income	1,944	1,985	2,021	1,955
Earnings per share	$ .48	$ .50	$ .51	$ .49
2006				
Net sales	$ 7,104	$ 7,293	$ 7,001	$ 7,355
Gross profit	4,007	4,077	3,971	4,092
Net income	2,036	2,059	2,003	2,070
Earnings per share	$ .50	$ .51	$ .50	$ .51


2.00
1.50
1.00
.50
0
04
05
06
07
08

EARNINGS PER SHARE
(dollars)

To Our Shareholders

I'm not going to describe 2008 results in much detail in this letter, because in the fourth quarter (4Q) of 2008, external conditions that affect UTMD changed dramatically. That being said, 2008 was another year of overall solid financial performance, with the exception of the $718,000 loss due to the 4Q write-off of our investment in Washington Mutual common stock. Without that loss, UTMD's 2008 EPS would have been very close to 2007 despite the weak 4Q. For the 2008 financial details compared with recent earlier years, please refer to the Management Discussion & Analysis (MD&A) section of this report and UTMD's 2008 SEC Form 10-K available at *www.utahmed.com*.

As I write this letter in early March 2009, I find it difficult to be optimistic looking forward. U.S. unemployment continues to rise. Some of the largest and best established businesses in the U.S. have recently gone out of business, are on the brink of going out of business or are being, at least partially for now, nationalized. The general economic environment does not appear likely to improve any time soon. The massive U.S. government spending, supposedly for recovery, is without reasonable regard for its longer term damaging effects on private enterprise. In my personal experience and understanding of history, the clear evidence is that government intervention consistently misallocates scarce resources and mismanages fiscal programs in such a way that the outcome will be higher costs for fewer available goods and services, ultimately leading to a lower standard of living for everyone. As Ronald Reagan said, "Government is not the solution, it's the problem." A huge increase in national debt as the solution for an asset value correction from a huge consumer debt bubble, caused in large part by inept government policies and lack of proper regulation, doesn't seem to comport with logic.

Although the medical device industry has historically been fairly recession-resistant, its health care provider customers, hospitals in particular, are currently facing severe financial constraints. About 60% of UTMD's 2008 sales were to U.S. hospitals. With more promised government intervention in health care, the smaller medical device companies, which have been widely recognized as the engine of innovation and commercial growth, face disproportionate burdens. The government appears to be headed in the direction of becoming a giant U.S. GPO (group purchasing organization) that, in the name of standardization, will further restrict access to the marketplace. The health care result may be a compromise in patient safety and longer term optimal care outcomes that allows lower near term out-of-pocket device costs.

One of the important contributors to the stability of the U.S. medical device industry has been its significant overseas business component. But the current recession is global, and currency exchange rates since late 2008 have been unfavorable to U.S. businesses. In 2008, UTMD's international sales to about 300 customers were 31% of total consolidated sales. UTMD's largest and third largest overseas distributors, representing about 27% of international sales in 2008, have notified us that they will not be purchasing our devices for at least the first quarter of 2009 due to slack demand resulting in excess inventory. Sales to those two distributors represented 8% of total consolidated sales in 2008. Given the lead time required to produce and ship an international stocking order, and the fact that we have not received a new order from either of those two distributors as of this date, it appears the loss of international sales will extend at least into the second quarter of 2009. Other international distributors have cut their normal orders by ten to twenty percent, and we have had to provide more credit in some cases to allow international customers to continue purchasing our devices. An unintended consequence of our government trying to protect U.S. jobs would ironically be an overseas reaction that would substantially reduce international orders for UTMD's devices made in the U.S. I believe the idea that U.S. businesses are financially or operationally distinct from overseas businesses is a myth. UTMD's suppliers and customers are intertwined internationally in many ways.

It appears now that the rapid inventory correction of UTMD customers in the U.S. that negatively affected 4Q sales has run its course. The primary issue going forward will be device utilization rates, as the number of overall U.S. end-user customers has not diminished. Our target for 2009 is to achieve total sales about the same as in 2008, despite the difficult economic conditions leading to expected lower utilization rates of some devices such as electronic monitoring products, for example. To reach the sales target, we will need those two large international distributors to start ordering again in 2Q 2009. We also expect growth in domestic OEM sales to help. Domestic OEM sales increased 22% in 2008, and may continue a rapid rate of increase in 2009 as previously over-extended companies have to cut back their manufacturing operations, and rely more on the well-established manufacturing resources of UTMD.

In additional to the outlined negative macroeconomic conditions, there are some non-operating income circumstances specific to UTMD that suggest that 2009 will be a tougher year financially relative to recent prior years:

1) For the last seventeen years, UTMD has benefited from an annual $450,000 profit contribution from a license of three patents that expired in 2008. That royalty, which will not be available in 2009, translated into about seven cents per share using 2008 diluted shares, or about 4% of 2008 earnings before taxes.
2) The Company holds shares of stock of CitiGroup Inc. (C) which it purchased primarily in 2007 at a total cost of $494,000. The U.S. government currently plans to take as much as 36% ownership of C as a result of its banking industry bailout program. At some point, UTMD's investment in C may become a write-off.
3) UTMD's interest income on cash invested in money market funds was $514,000 in 2008 and $988,000 in 2007. In 2009, UTMD expects its interest income may be half of 2008's due to substantially lower interest rates and a lower average invested cash balance after UTMD's significant share repurchases in 4Q 2008, as well as possible 2009 utilization of cash for an acquisition or additional share repurchases.

We have not made an acquisition for some time, even though we have been consistently evaluating at least one opportunity per month. To be prudent with shareholders' capital, UTMD has not been willing to invest in risky opportunities in recent years that have large burn rates or high valuations. We anticipate that valuations may reach a level in 2009 that are more consistent with our view of reasonable returns for UTMD shareholders. Because of UTMD's strong balance sheet including lack of excessive debt, we may find ourselves in an excellent position to finally make an accretive acquisition that will also help spur new growth.

Despite the difficult current economic environment and challenging operational year in 2009, I am confident in UTMD's ability to survive and continue its long term performance of providing excellent shareholder returns.

Why?

- We focus on the needs of clinicians, and provide highly safe, reliable and effective devices for specific procedures where significant clinical benefits can be obtained through the use of UTMD's devices;
- the diligence and resourcefulness of UTMD's employees, as evidenced by UTMD's survival of substantial past challenges to our business; and
- conservative management of financial resources allowing UTMD to be well-positioned to take advantage of the opportunities that will result after the unwinding of the largest credit bubble in history.

From a shareholder return perspective, I regret that UTMD's share price declined 26% in 2008. That decline, however, was less than the major stock indices, which declined in the 30-40% range. In 2008 UTMD was able to repurchase about 8% of outstanding shares at $24.28 per share, which seems an attractive price to me. This will enhance future eps and benefit future shareholder returns as we improve our performance. In addition, UTMD continued to increase its quarterly cash dividend. The dividend now represents about a 4% yield based on the current share price.

We appreciate your confidence in UTMD as demonstrated by remaining a shareholder, and promise to do our utmost to justify that confidence again in 2009.



Kevin L. Cornwell
Chairman & CEO

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Utah Medical Products, Inc.

We have audited the accompanying consolidated balance sheets of Utah Medical Products, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008. Utah Medical Products, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Utah Medical Products, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Utah Medical Products, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2009 expressed an unqualified opinion.



Jones Simkins, P.C.
Logan, Utah
February 27, 2009

Consolidated Balance Sheet

(In thousands)

December 31,	2008	2007
Assets		
Current assets		
Cash	$ 97	$ 1,251
Investments, available-for-sale (notes 3 and 4)	15,927	21,121
Accounts and other receivables, net (note 2)	3,517	3,905
Inventories (note 2)	3,275	3,153
Prepaid expenses and other current assets	214	282
Deferred income taxes (note 8)	248	220
Total current assets	23,280	29,931
Property and equipment, net (note 5)	8,127	8,606
Goodwill	7,191	7,191
Other intangible assets — net (note 2)	223	258
Total assets	$ 38,821	$ 45,986
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	$ 418	$ 393
Accrued expenses (note 2)	1,086	2,349
Current portion of note payable (note 6)	265	423
Total current liabilities	1,768	3,165
Note payable (note 6)	1,828	3,689
Deferred income taxes (note 8)	420	343
Total liabilities	4,016	7,197
Commitments and contingencies (notes 7 and 12)	—	—
Stockholders' equity:		
Preferred stock, $.01 par value; 5,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $.01 par value; 50,000 shares authorized, issued 3,603 shares in 2008 and 3,905 shares in 2007	36	39
Accumulated other comprehensive income	(1,122)	(789)
Retained earnings	35,892	39,539
Total stockholders' equity	34,805	38,789
Total liabilities and stockholders' equity	$ 38,821	$ 45,986

See accompanying notes to financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

(Dollar amounts are in thousands except per share amounts, and where noted)

The following comments should be read in conjunction with the accompanying financial statements.

Productivity of Assets and Working Capital

a) Assets. Year-end 2008 total assets were $38,821 compared to $45,986 in 2007. The decrease was due primarily to a $6,347 decrease in cash and investments. In 2008, UTMD used its cash to repurchase 320,900 of its shares for $7,792 and pay $4,329 in dividends to shareholders. As a result, the 2008 productivity of total assets (= average total asset turns; total sales divided by average total assets for the year) was about 4% higher than in 2007. In both years, productivity was diluted by UTMD's substantial cash-equivalent balances. Year-end 2008 and 2007 cash and investment balances were $16,025 and $22,372, representing 42% and 49% of total assets, respectively. UTMD also used its cash generated in Ireland in 2008 to reduce the principle on the Ireland loan by $2,020. Excluding average cash and investment balances, average total asset turns were 1.2 in both 2008 and 2007. In 2009, total assets excluding cash and investment balances will continue to be substantially less than annual sales, which benefits return on average shareholders equity (ROE). Other asset changes which aided the decline in total assets included a $479 decrease in the net book value of property and equipment due to depreciation, and a $388 decrease in receivables due to lower sales and better A/R collections performance.

Property, plant and equipment (PP&E) assets are comprised of Utah, Oregon and Ireland manufacturing molds, production tooling and equipment, test equipment, computer/ communications equipment and software, and the Utah and Ireland facilities. UTMD leases the Oregon facility as a result of the 1997 CMI acquisition, and a portion of its Midvale, Utah parking lot. In 2008, net consolidated PP&E (depreciated book value of all fixed assets) decreased $479 as a result of $544 in depreciation, capital expenditures of $274 and the effect of currency exchange rates on equipment in Ireland. The net book value of PP&E in the U.S. decreased $168, and in Ireland decreased $311. The year-end 2008 net book value (after accumulated depreciation) of consolidated PP&E was 32% of actual acquisition cost. Since UTMD's PP&E is in good working order and capable of supporting increased sales activity, the continued productivity of fixed assets will remain a source of future profitability. In 2009, depreciation of fixed assets should again equal or exceed new PP&E purchases required to sustain current operations.

Average 2008 inventory turns were 4.0 despite lower sales, and continued to meet management's objective. Net (after allowance for doubtful accounts) year-end trade accounts receivable (A/R) balances decreased $360 or about 10% while 2008 sales activity decreased 3%. The resulting average days in A/R on December 31, 2008 of 46 days, based on 4Q 2008 shipments, improved from 47 days at the end of 2007. This performance remained well within management's continuing objective of 55 days. A/R over 90 days from invoice date at year-end 2008 were 3% of total A/R, down significantly from 10% at the end of 2007. The Company believes the older A/R will be collected or are within its reserve balances for uncollectible accounts.


50
45
40
35
30
25
1.0
0.8
0.6
0.4
0.2
0
04 05 06 07 08
TOTAL ASSETS ($ million)
AVERAGE TURNS (number of times)
11
10
9
8
7
6
3.5
3.2
2.9
2.6
2.3
2.0
04 05 06 07 08
NET PP&E ($ million)
AVERAGE TURNS (number of times)
3.4
3.3
3.2
3.1
3.0
4.0
3.7
3.4
3.1
2.8
04 05 06 07 08
AVERAGE INVENTORY ($ million)
AVERAGE TURNS (number of times)
4.5
4.0
3.5
3.0
2.5
54
50
46
42
38
04 05 06 07 08
YEAR-END A/R ($ million)
A/R AGING DAYS (4th quarter base)
30
25
20
15
10
5
15.0
12.0
9.0
6.0
3.0
0
04 05 06 07 08
YEAR-END WORKING CAPITAL ($ million)
TOTAL CURRENT RATIO
10
8
6
4
2
0
50
40
30
20
10
0
04 05 06 07 08
TOTAL LIABILITIES ($ million)
TOTAL DEBT RATIO (% of assets)

Consolidated Statement of Income and Comprehensive Income

(In thousands, except per share amounts)

Years ended December 31,	2008	2007	2006
Sales, net (notes 10 and 11)	$ 27,782	$ 28,502	$ 28,753
Cost of goods sold	12,764	12,714	12,606
Gross profit	15,018	15,788	16,147
Operating income (expense):			
Sales and marketing expense	(1,816)	(2,075)	(2,272)
Research and development expense	(359)	(382)	(316)
General and administrative expense	(2,454)	(2,575)	(2,725)
Operating income	10,389	10,756	10,835
Other income (expense):			
Dividend and interest income	543	1,003	862
Capital gains and (losses) on investments	(428)	19	520
Royalty income (note 12)	450	450	450
Interest expense	(198)	(270)	(255)
Other, net	21	80	5
Income before provision for income taxes	10,777	12,038	12,418
Provison for income taxes (note 8)	3,572	4,134	4,250
Net income	$7,205	$7,905	$8,168
Earnings per common share (basic) (note 1):	$ 1.87	$ 2.01	$ 2.07
Earnings per common share (diluted) (note 1):	$ 1.86	$ 1.98	$ 2.02
Other comprehensive income:			
Foreign currency translation net of taxes of $(93), $29 and $(41)	$ (146)	$ 58	$ (75)
Unrealized loss on investments net of taxes of $(60), $(100) and $(69)	(94)	(156)	(109)
Total comprehensive income	$ 6,965	$ 7,807	$ 7,984

See accompanying notes to financial statements.

Management's Discussion and Analysis, CONTINUED

Working capital at year-end 2008 was $21,511 compared to $26,767 at year-end 2007. Both of those amounts exceed UTMD's working capital needs for internally financing growth in normal operations. UTMD's current ratio (current assets divided current liabilities) increased to 13.2 from 9.5 due to a $1,397 (44%) decline in the denominator. Accrued liabilities, a subset of current liabilities (C/L), declined $1,263 because of lower accrued management bonuses and the fact that in 2008 the 4Q08 shareholder dividend was paid at the end of December instead of early January, as in prior years. The current portion of the Ireland note, which is also included in C/L, declined by $158. UTMD expects to be able to maintain a very healthy current ratio in 2009.

Net (after accumulated amortization) intangible assets, which are comprised of goodwill resulting from acquisitions and the costs of obtaining patents and other intellectual property including technology rights, were $7,414 at the end of 2008 compared to $7,449 at the end of 2007. UTMD's goodwill balance is $7,191. Under current GAAP, goodwill is not expensed unless and until the market value of the acquired entity becomes impaired. The three acquisitions of 1997, 1998 and 2004 continue to be viable parts of UTMD's overall business, representing 35% of total sales in 2008. UTMD does not expect the current intangible value of goodwill associated with the acquisitions to become impaired in 2009. Purchases of other intangibles of $13 in 2008 were offset by $47 in amortization expense. Net intangible assets at the end of 2008 represented 19% of total assets compared to 16% at the end of 2007.

b) Liabilities. In 2008, UTMD's total liabilities decreased $3,181 from the end of 2007. The resulting 2008-ending total debt ratio was 10% of total assets, down from a total debt ratio of 16% at the end of 2007. Current liabilities declined primarily because of the decrease in accrued expenses and the current portion of the Ireland loan, as noted above. The Ireland note payable as a whole, denominated in Euros, declined $2,019 in USD book value compared to actual principal payments of $1,917. The difference results from currency exchange in the value of the USD compared to the Euro. In thousand Euro, the note declined 47% from €2,791 at the beginning of 2008 to €1,485 at the end of 2008. As a reminder to shareholders, the note was initiated in December 2005 to finance repatriation of profits achieved in Ireland since 1996 through 2005 under The American Jobs Creation Act of 2004. UTMD Ltd. plans to repay this note from profits generated in Ireland over the next two to three years. In addition to liabilities on the balance sheet, UTMD has operating lease and purchase obligations described in note 7.

Results of Operations

a) Revenues. Global consolidated sales in 2008 were $27,782, compared to $28,502 in 2007 and $28,753 in 2006.

Domestic sales were $19,113 in 2008, compared to $19,926 in 2007 and $21,363 in 2006. UTMD divides its domestic sales into two distribution channels: "direct sales" which are sales to end user customers by UTMD's direct sales force, independent commissioned sales reps, specialty distributors and national hospital distribution companies, and "OEM sales" which are component sales to other companies where products are packaged and resold as part of another company's finished product offerings. As a percentage of total domestic sales, direct domestic sales were 92% in 2008, and 94% in both 2007 and 2006. Therefore, domestic OEM sales were 8% of total domestic sales in 2008, and 6% of sales in both 2007 and 2006. Domestic direct sales represented 63% of global consolidated sales in 2008, compared to 66% in 2007 and 70% in 2006.

International (foreign) sales in 2008 were $8,668 compared to $8,576 in 2007 and $7,390 in 2006. International sales grew to 31% of global consolidated sales in 2008, compared to 30% in 2007 and 26% in 2006. Of the 2008 international sales, 55% were to customers in Europe compared to 55% in 2007 and 53% in 2006. Ireland operations (UTMD Ltd.) shipped 46% of international sales (in USD terms) in 2008, compared to 51% in 2007 and 52% in 2006. UTMD Ltd. trade shipments were down 17% in Euro terms, and down 10% in USD terms, in 2008 compared to 2007.

UTMD groups its sales into four general product categories: 1) obstetrics, comprised of labor and delivery management tools for monitoring fetal and maternal well-being, for reducing risk in performing difficult delivery procedures and for improving clinician and patient safety; 2) gynecology/electrosurgery/urology, comprised of tools for gynecological procedures associated primarily with cervical/uterine disease including LETZ, endometrial sampling, transvaginal uterine sonography, diagnostic laparoscopy, and other MIS procedures; specialty excision and incision tools; conservative urinary incontinence therapy devices; and urology tools; 3) neonatal critical care, comprised of devices that provide developmentally-friendly care to the most critically ill babies, including providing vascular access, enteral feeding, administering vital fluids, maintaining a neutral thermal environment, providing protection and assisting in specialized applications; and 4) blood pressure monitoring/accessories/other, comprised of specialized components as well as molded parts sold on an OEM basis to other companies. In these four categories, UTMD's primary revenue contributors enjoy a significant market share and may have differentiated product features protected by patents.

Management's Discussion and Analysis, CONTINUED

Global revenues by product category	2008		2007		2006	
Obstetrics	$ 7,054	25%	$ 8,473	30%	$ 9,371	33%
Gynecology/ Electrosurgery/ Urology	6,157	22%	6,143	21%	6,106	21%
Neonatal	7,334	27%	7,062	25%	7,073	25%
Blood Pressure Monitoring and Accessories*	7,236	26%	6,824	24%	6,203	21%
Total	$27,782	100%	$28,502	100%	$28,753	100%

includes molded components sold to OEM customers.

International revenues by product category	2008		2007		2006	
Obstetrics	$ 572	7%	$ 881	10%	$ 764	10%
Gynecology/ Electrosurgery/ Urology	2,193	25%	1,944	23%	1,820	25%
Neonatal	847	10%	761	9%	525	7%
Blood Pressure Monitoring and Accessories*	5,056	58%	4,990	58%	4,281	58%
Total	$ 8,668	100%	$ 8,576	100%	$ 7,390	100%

includes molded components sold to OEM customers.

As a summary explanation of revenues in the above tables:

1. *Obstetrics.* The $1,419 decline in total obstetrics (L&D) device sales in 2008 was primarily the result of the restrictive effects of U.S. GPO administrative agreements. For example, GPO restrictions included a sole source contract consummated by HealthTrust Purchasing Group (HPG) with a UTMD competitor for IUPCs and VADS which took effect on September 1, 2007. These specialty catheters and surgical tools are clearly in the category of "clinician preference products." The HPG sole source agreement violates the mandate by the U.S. Senate Judiciary Antitrust Subcommittee in April 2002 that GPOs only allow multi-source contracting for clinician-preference products, as well as the ensuing "Healthcare Group Purchasing Industry Initiative" code of ethics, of which HPG was a founding member. It also represented a violation of HPG's own code of ethics, which states in Section HPG.008, "No GPO should come between hospital administration and their physicians when it comes to the choice of medical devices needed to treat the patient. To this end, HealthTrust offers a complete line of contracts in these areas [clinician-preference products] that provides substantial choice to our members and their physicians." In the U.S., 2008 sales of Intran Plus intrauterine pressure catheters (IUPCs) declined $1,016 and sales of CMI vacuum-assisted delivery systems (VADS) declined $112. About 10% of the IUPC decline resulted from lower prices. The silver lining of this decline is that the Company's reliance on a single product is much less concentrated; i.e., in 2008, U.S. IUPC sales were 17% of total sales compared to 2004 when U.S. IUPC sales were 31% of total sales. The $1,129 decline in U.S. IUPC and VADS sales but only $720 decline in total sales indicates that UTMD's sales of its other devices and its international business are expanding.

2. *Gynecology/electrosurgery/urology (ES/gyn).* International ES/gyn sales increased $248 (13%), while U.S. ES/gyn sales declined $235 (6%). As a result of the 2007 American Society for Colposcopy and Cervical Pathology (ASCCP) revised guidelines for the treatment of CIN, which advised greater monitoring of lower grade lesions in lieu of surgical treatment, UTMD observed approximately a 10% decline in use of LETZ electrodes from a consistent gynecology customer base. The effect of the new guidelines now seems to have stabilized.

PRODUCT LINE SALES BY SALES CHANNEL


OEM SALES
DIRECT SALES
2008 SALES
8%
92%
100%
UNITED STATES
INTERNATIONAL


30
20
10
0
06
07
08

GLOBAL SALES BY PRODUCT LINE
(millions of dollars)


BPM
NEONATAL
GYNECOLOGY
OBSTETRICS
26%
27%
22%
25%

2008 REVENUE BY PRODUCT LINE
(percent of sales)


9
6
3
0
06
07
08

INTERNATIONAL SALES BY PRODUCT LINE
(millions of dollars)


BPM
NEONATAL
GYNECOLOGY
OBSTETRICS
58%
10%
25%
7%

2008 INTERNATIONAL REVENUE BY PRODUCT LINE
(percent of sales)

Management's Discussion and Analysis, CONTINUED

3. *Neonatal critical care device (NICU)* sales increased $186 (3%) in the U.S. and $86 (11%) internationally. In the U.S., because products in this category are sold to hospitals, sales are affected by GPO restrictions. However, because NICU devices are more diverse and lower volume than in L&D, and because of the special nature of the patients, UTMD believes that clinicians remain more heavily involved in product selection. Therefore, U.S. GPO administrative deals are less of a challenge in supplying specialty NICU devices than for L&D. UTMD expects that NICU devices will lead its sales growth in 2009.

4. *Blood pressure monitoring and accessories (BPM).* U.S. BPM sales increased $347 (19%), while international BPM sales increased $66 (1%). Virtually all of UTMD's domestic OEM sales were included in the BPM category in 2008. Domestic OEM sales increased $274 (22%) compared to 2007. The category includes molded components (some of which are not related to medical devices) sold to other companies for use in their products. In contrast to the other product categories, international sales of BPM devices comprise most (70% in 2008 and 73% in 2007) of UTMD's BPM sales. UTMD's BPM sales depend heavily on successful marketing by international distributors and OEMs. Due to a stronger US Dollar and a general economic downturn, UTMD experienced substantial slowing of international distributor orders for BPM products in 2H08, and expects that it will continue into 2009. In early 2009, UTMD learned that its largest international customer located in Germany and third largest international customer located in South Africa, combined representing $2,327 (27%) of 2008 international sales, would not be purchasing UTMD products at least for the first quarter of 2009.

Looking forward to 2009, UTMD's improvement in domestic direct sales depends on its ability to obtain medical staff involvement in purchasing decisions for UTMD's "physician-preference" products used in U.S. hospitals where administrators are making the product decisions through the use of GPOs contracts awarded on bases which may not adequately take into consideration the total cost of patient care, which includes complication rates and longer term health outcomes. An important factor in UTMD's ability to compete in this administratively cumbersome environment is its continuing ability to develop devices that are clearly differentiated on the basis of patient safety and better health outcomes. Despite the apparent weakness in international sales entering the year, and excluding the possibility of acquisition of a new product line with established sales, management projects overall revenues in 2009 about the same as in 2008. This assumes continued increases in domestic NICU and ES/Gyn sales of about 5% and the resumption of international customer purchases in the second quarter of 2009.

b) Gross Profit. UTMD's 2008 gross profit, the surplus after subtracting costs of manufacturing, inspecting, packaging, sterilizing and shipping products (CGS) from net revenues, was $15,018 compared to $15,788 in 2007 and $16,147 in 2006. Gross profit margins (GPMs), gross profits expressed as a percentage of net sales, were 54.1% in 2008 compared to 55.4% in 2007 and 56.2% in 2006. The GPM in 2008 was lower for several reasons:

1. Because many of UTMD's manufacturing overhead expenses are fixed in order to preserve capabilities, the lower consolidated sales activity in 2008 had a higher overhead content. UTMD retains facilities and other manufacturing infrastructure well in excess of its current needs, which will help GPM when sales expand.

2. Because of competition and a number of long term fixed pricing agreements, UTMD had a limited ability to increase product prices in 2008, at the same time direct labor and direct materials costs were increasing fairly substantially.

3. In 2008, UTMD reduced domestic prices of its IUPCs by 3%. This represented 11% of the obstetrics sales decline and 20% of the decline in total gross profits. Management doesn't expect any significant price decreases in 2009.

4. UTMD conducted an IUPC recall in 2008 due to potentially defective packaging, for which it estimates a marginal cost, after applying its warranty reserve, of about a half percentage point in total GPM. The recall was completed successfully without any indication of a risk of patient injury, and with no interruption to the supply of IUPCs needed by hospital customers.

5. The distribution mix helped lower the average GPM since domestic OEM and international sales increased while domestic direct sales decreased. GPMs on domestic direct sales must be higher in order to support sales and marketing expenses that are not associated with domestic OEM and international sales.

UTMD expects 2009 GPM to again be under pressure as a result of higher direct labor, direct materials and overhead costs with about the same projected sales.

UTMD utilizes OEM sales as a means to help maximize utilization of its capabilities established to satisfy its direct sales business. As a general rule, prices for OEM sales expressed as a multiple of direct variable manufacturing expenses are lower than for direct sales because, in the OEM and international channels, UTMD's business partners incur significant expenses of sales and marketing. Because of UTMD's small size and period-to-period fluctuations in OEM business activity, allocations of fixed manufacturing overhead expenses cannot be meaningfully allocated between direct and OEM sales. Therefore, UTMD does not report GPM by sales channels.

c) Operating Income. Operating income is the surplus after operating expenses are subtracted from gross profits. Operating expenses include sales and marketing (S&M) expenses, product development (R&D) expenses and general and administrative (G&A) expenses. Combined operating expenses were $4,629 in 2008, compared to $5,032 in 2007 and $5,312 in 2006. The lower operating expenses were primarily due to $268 lower accrued management bonuses and $74 lower GPO fees.

Consolidated Statement of Shareholders' Equity

(In thousands)

Years Ended December 31, 2008, 2007 and 2006

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total Stockholders' Equity
	Shares	Amount				
Balance at December 31, 2005	3,856	$ 39	$ —	$ (495)	$ 33,314	$ 32,857
Shares issued upon exercise of employee stock options for cash	325	3	3,406	—	—	3,409
Shares received and retired upon exercise of stock options	(169)	(2)	(5,481)	—	—	(5,483)
Tax benefit attributable to appreciation of stock options	—	—	2,450	—	—	2,450
Stock option compensation expense	—	—	140	—	—	140
Common stock purchased and retired	(69)	(1)	(515)	—	(1,610)	(2,125)
Foreign currency translation adjustment	—	—	—	(116)	—	(116)
Unrealized holding loss from investments, available-for-sale, net of taxes	—	—	—	(109)	—	(109)
Common stock dividends	—	—	—	—	(3,076)	(3,076)
Net income	—	—	—	—	8,168	8,168
Balance at December 31, 2006	3,944	$ 39	$ —	$ (720)	$ 36,796	$ 36,115
Shares issued upon exercise of employee stock options for cash	35	0	431	—	—	431
Shares received and retired upon exercise of stock options	(8)	(0)	(251)	—	—	(252)
Tax benefit attributable to appreciation of stock options	—	—	60	—	—	60
Stock option compensation expense	—	—	95	—	—	95
Common stock purchased and retired	(66)	(1)	(335)	—	(1,688)	(2,023)
Foreign currency translation adjustment	—	—	—	87	—	87
Unrealized holding loss from investments, available-for-sale, net of taxes	—	—	—	(156)	—	(156)
Common stock dividends	—	—	—	—	(3,474)	(3,474)
Net income	—	—	—	—	7,905	7,905
Balance at December 31, 2007	3,905	$ 39	$ —	$ (789)	$ 39,539	$ 38,789
Shares issued upon exercise of employee stock options for cash	20	0	278	—	—	278
Shares received and retired upon exercise of stock options	(2)	(0)	(54)	—	—	(54)
Tax benefit attributable to appreciation of stock options	—	—	42	—	—	42
Stock option compensation expense	—	—	120	—	—	120
Common stock purchased and retired	(321)	(3)	(386)	—	(7,404)	(7,792)
Foreign currency translation adjustment	—	—	—	(239)	—	(239)
Unrealized holding loss from investments, available-for-sale, net of taxes	—	—	—	(94)	—	(94)
Common stock dividends	—	—	—	—	(3,449)	(3,449)
Net income	—	—	—	—	7,205	7,205
Balance at December 31, 2008	3,603	$ 36	$ —	$ (1,122)	$ 35,891	$ 34,805

See accompanying notes to financial statements.

Management's Discussion and Analysis, CONTINUED

	2008	2007	2006
R&D expenses	$ 359	$ 382	$ 316
S&M expenses	1,816	2,075	2,272
G&A – a) litigation expense provision	80	127	230
G&A – b) corporate legal expenses	48	15	21
G&A – c) stock option compensation expense	120	95	140
G&A – d) management bonus accrual	148	378	380
G&A – e) outside accounting audit/tax expenses	167	134	100
G&A – f) all other expenses	1,891	1,826	1,854
G&A expenses – total	2,454	2,575	2,725
Total operating expenses	$ 4,629	$ 5,032	$ 5,312

Operating income in 2008 was $10,389 compared to $10,756 in 2007, and $10,835 in 2006. UTMD's operating profit margin (operating income divided by total sales) was 37.4% in 2008, compared to 37.7% in both 2007 and 2006. Looking forward to 2009, UTMD expects an operating margin of about 36%, as it plans to increase expenses in all three areas of S&M, R&D and G&A with about the same volume of sales as in 2008.

1. S&M expenses. S&M expenses are the costs of communicating UTMD's differences and product advantages, providing training and other customer service in support of the use of UTMD's solutions, attending clinical meetings and medical trade shows, processing orders and funding GPO fees. Because UTMD sells internationally through third party distributors, its S&M expenses are predominantly for U.S. business activity where it sells directly to clinical users. The largest component of S&M expenses is the cost of directly employing representatives that solicit product sales and provide customer support across the U.S. The decline in S&M expenses primarily reflects fewer direct sales representatives. As a percent of total sales, S&M operating expenses were 6.5% in 2008, 7.3% in 2007 and 7.9% in 2006. In 2009, UTMD intends to increase S&M expenses, but hold the ratio to total sales to about 7%.


OPERATING EXPENSE DETAIL
R&D
G&A
S&M
6
5
4
3
2
1
0
24
20
16
12
8
4
0
06
07
08
(millions of dollars)
(percent of sales)

2. R&D expenses. R&D expenses include the costs of investigating clinical needs, developing innovative concepts, testing concepts for viability, validating methods of manufacture, completing premarketing regulatory documentation and other activities required for design control, responding to customer requests for product enhancements, and assisting manufacturing engineering on an ongoing basis in developing new processes or improving existing processes. As a percent of sales, R&D expenses were 1.3% in 2008 compared to 1.3% in 2007 and 1.1% in 2006. UTMD will continue to opportunistically invest in R&D in order to reinvigorate its product development pipeline. In 2009, R&D expenses should remain in the range of 1-2% of sales.

3. G&A expenses. G&A expenses include the functional costs of executive management, finance and accounting, corporate information systems, human resources, shareholder relations, risk management, protection of intellectual property, and legal costs. Aggregate G&A expenses as a percent of sales were 8.8% in 2008, 9.0% in 2007 and 9.5% in 2006. Except for the categories of G&A expenses isolated in the table above, UTMD's G&A expenses have remained fairly consistent over the last three years. The following lettered items refer to the same G&A subcategories in the table above:

a) If no currently unforeseen litigation arises, UTMD expects litigation expenses in 2009 to continue to decline.

b) The increase in 2008 corporate legal expenses was essentially due to the legal costs associated with the filing of SEC Form S-3, Registration Statement Under the Securities Act of 1933, in 3Q 2008. In 2009, UTMD expects a return to expenses more consistent with those in 2007 and 2006.

c) Stock option expense in 2008 was calculated using a Black-Scholes pricing model for unvested options. Please see Note 9 to "Notes to Consolidated Financial Statements" for further explanation. In 2009, UTMD expects option expense about the same as in 2007.

d) The difference in 2008 management bonus compared to the two earlier years was due to the fact that UTMD's CEO did not receive a 2008 management bonus. Accrued bonuses in 2009 will continue to depend both on UTMD's overall performance and each individual's performance.

e) UTMD's personnel, fundamental business activities, internal control systems and financial reporting mechanisms have remained relatively unchanged over the last several years. Nevertheless, due to the "Accountants' Full Employment Act of 2002", also known as "The Sarbanes-Oxley Act of 2002", outside auditor and tax consultant costs have grown rapidly. Still, UTMD's costs remain below these expenses incurred by most companies. Management expects 2009 accounting/financial controls audit costs will remain about the same as in 2008.

d) Non-operating Income, Non-operating Expense and EBT. Non-operating income (NOI) includes royalties from licensing UTMD's technology, rent from leasing underutilized property to others, income earned from investing the Company's excess cash and gains or losses from the sale of assets, offset by non-operating expenses which include interest on the Ireland bank loan, bank service fees and excise taxes. NOI was $388 in 2008, compared to $1,283 in 2007 and $1,582 in 2006.

Consolidated Statement of Cash Flow

(In thousands)

Years Ended December 31,	2008	2007	2006
Cash flows from operating activities:			
Net income	$ 7,205	$ 7,905	$ 8,168
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	591	597	634
Gain on investments	(94)	(992)	(1,375)
Provision for (recovery of) losses on accounts receivable	(42)	(30)	29
(Gain) loss on disposal of assets	0	3	—
Deferred income taxes	(46)	93	118
Stock-based compensation expense	120	95	140
(Increase) decrease in:			
Accounts receivable	365	(117)	(37)
Accrued interest and other receivables	27	64	709
Inventories	(70)	(80)	35
Prepaid expenses and other current assets	60	(11)	1
Increase (decrease) in:			
Accounts payable	25	(207)	74
Accrued expenses	(380)	154	(92)
Net cash provided by operating activities	7,762	7,474	8,403
Cash flows from investing activities:			
Capital expenditures for:			
Property and equipment	(274)	(307)	(334)
Intangible assets	(13)	(53)	—
Purchases of investments	(2,650)	(2,000)	(6,600)
Proceeds from the sale of:			
Investments	7,792	2,023	4,306
Net cash used in investing activities	4,856	(337)	(2,628)
Cash flows from financing activities:			
Proceeds from issuance of common stock — options	224	180	627
Common stock purchased and retired	(7,792)	(2,023)	(2,094)
Common stock purchased and retired — options	—	—	(2,700)
Tax benefit attributable to exercise of stock options	42	60	2,450
Repayments of note payable	(1,917)	(1,239)	(1,057)
Dividends paid	(4,329)	(3,423)	(2,902)
Net cash used in financing activities	(13,772)	(6,445)	(5,676)
Effect of exchange rate changes on cash	1	(52)	(191)
Net increase (decrease) in cash and cash equivalents	(1,153)	640	(92)
Cash at beginning of year	1,251	610	703
Cash at end of year	$ 97	$ 1,251	$ 610

Supplemental Disclosure of Cash Flow Information

	2008	2007	2006
Cash paid during the year for:			
Income taxes	$ 3,360	$ 3,757	$ 1,866
Interest	198	270	255

See accompanying notes to financial statements.

Management's Discussion and Analysis, CONTINUED

1) Investment of excess cash. Investment income (including gains and losses on sales) in 2008 was $115, compared to $1,022 in 2007 and $1,383 in 2006. In 2008, average interest rates were substantially lower and the Company realized an investment loss of $718 due just to the failure of Washington Mutual (WM) savings and loan. UTMD recognized capital gains and corporate dividends of $306 on other common stock investments which helped offset the loss. The WM holding represented about 3.5% of UTMD's investment portfolio at cost. Capital gains (or losses) and dividends from investments in common stocks were ($407) in 2008, $20 in 2007 and $593 in 2006. The capital gains in the two earlier years allowed the loss in 2008 to be fully tax-deductible. The Company also holds investments in CitiCorp (C) and General Electric (GE) common stock which together were about $405 below their aggregate purchase price at the end of 2008. When purchased, these holdings at cost represented less than 3% of UTMD's total investment portfolio. Unless one or both of the companies fail, as was the case with WM, UTMD will not sell the holdings at current prices, expecting that they will recover in value, and therefore will not have an associated NOI loss which impacts earnings. Currently, 99% of UTMD's cash investments are being held in interest bearing money market securities yielding only about 1.0%.

2) Royalties. Annual royalties received in all three years were $450, which came from the license of patents which expired during 2008. Presently, there are no other patents under which UTMD is receiving royalties from other parties.

3) Interest Expense. In 2008, UTMD paid $198 in interest expense on the Ireland loan, compared to $270 in 2007 and $255 in 2006. The interest expense results from borrowing €4.5 million ($5,336) in December 2005 to allow the repatriation of profits generated by UTMD's Ireland subsidiary since 1996 through 2005. Due to a lower loan balance as well as lower expected interest rates, UTMD estimates that its interest expense will be less than $80 in 2009, resulting in about $120 less interest cost in 2009 compared to 2008.

4) Other NOI. Income received from renting underutilized warehouse space in Ireland and parking lot space in Utah for a cell phone tower, offset by bank fees and excise taxes, was $21 in 2008, $80 in 2007 and $5 in 2006. UTMD expects other NOI in 2009 will be about ($18) because of expected lack of Ireland warehouse space rent in a soft economic period of time.

UTMD expects total 2009 NOI will be approximately $200. That estimate does not include the possibility of a failure of Citibank that would require recognition of a capital loss of approximately $494. The estimated 2009 NOI may also be lower if UTMD utilizes its invested cash for an acquisition, unexpected litigation costs or substantial share repurchases.

Earnings before income taxes (EBT) result from adding UTMD's non-operating income to its operating income. EBT was $10,777 in 2008, compared to $12,038 in 2007 and $12,418 in 2006. EBT margin is EBT divided by total sales. UTMD's EBT margin was 38.8% in 2008, 42.2% in 2007 and 43.2% in 2006. UTMD is targeting 2009 EBT of about $10,500, in the range of 36-37% of sales.

e) Net Income, EPS and ROE. Net income is EBT minus income taxes, often called the "bottom line". Net income was $7,205 in 2008, $7,905 in 2007 and $8,168 in 2006. The effective consolidated corporate income tax provision rate was 33.1%, 34.3% and 34.2% respectively. Year to year fluctuations in the tax rate may result from: 1) variations in profits of the Ireland subsidiary which is taxed at a 10% rate on exported manufactured products and a 25% rate on rental and other types of income; 2) special U.S. tax exclusions such as the manufacturing profit deduction; 3) higher marginal tax rates for EBT above $10 million; and 4) other factors such as R&D tax credits. Management expects the 2009 consolidated income tax provision rate to be closer to the 2007 and 2006 rates.

UTMD's net income expressed as a percentage of sales was 25.9% in 2008, 27.7% in 2007 and 28.4% in 2006. UTMD's profitability has consistently ranked it in the top performance tier of all U.S. publicly-traded companies, and has been a primary driver for UTMD's past excellent returns on shareholders' equity (ROE).

Earnings per share (EPS) is net income divided by the number of shares of stock outstanding (diluted to take into consideration stock option awards which are "in the money," i.e., have exercise prices below the applicable period's weighted average market value). Diluted EPS were $1.858 in 2008, $1.982 in 2007 and $2.020 in 2006. If UTMD achieves the projections above for 2009, EPS will be approximately the same as in 2008 as a result of fewer outstanding shares.

The end of 2008 weighted average number of diluted common shares (the number used to calculate diluted EPS) were 3,878 (in thousands), compared to 3,989 shares in 2007 and 4,043 shares in 2006. Dilution for "in the money" unexercised options for the year 2008 was 35 shares (in thousands), compared to 62 in 2007 and 100 in 2006. The total number of options outstanding at year-end 2008 declined 2% from year-end 2007. Dilution decreased in 2008 from 2007 because the average number of options outstanding decreased, and because the share price in the stock market decreased, diminishing the dilutive effect of each option. Actual outstanding common shares as of December 31, 2008 were 3,602,761.


50
40
30
20
10
0
04
05
06
07
08
25
20
15
10
5
0
04
05
06
07
08
Dividends paid

YEAR-END INSTITUTIONAL OWNERSHIP (percent of total ownership)

RETURN ON EQUITY (percent)

Management's Discussion and Analysis, CONTINUED

Return on shareholders' equity (ROE) is the portion of net income retained by UTMD (after payment of dividends) to internally finance its growth, divided by the average accumulated shareholders' equity during the applicable time period. ROE includes balance sheet measures as well as income statement measures. ROE for 2008 was 10% excluding the fifth dividend payment which would normally have been paid in January 2009 (20% before dividends), compared to 12% (21% before dividends) in 2007 and 15 % (24% before dividends) in 2006. UTMD's ROE is primarily driven by its high net profit margin, which in 2008 declined to 25.9% from 27.7% in 2007. ROE was also reduced by a lower debt ratio as UTMD nearly cut its bank loan balance in Ireland by half and had no dividend payable at year-end 2008, but was aided by higher total asset turns. UTMD's ROE (before dividends) has averaged 31% per year over the last 23 years. This ratio determines how fast the Company can afford to grow without diluting shareholder interests. For example, a 30% ROE will financially support 30% annual growth in revenues without having to issue more stock.

Looking forward, unless UTMD utilizes its cash to make an acquisition or actively repurchase shares, 2009 ROE will be lower than 2008 because the 2009 net profit margin is projected to be lower while financial leverage and asset utilization remain about the same. Retaining a high cash balance which returns only about 1-2% dilutes overall ROE.

Liquidity and Capital Resources

Cash Flows. Net cash provided by operating activities, including adjustments for depreciation and other non-cash operating expenses, along with changes in working capital and the tax benefit attributable to exercise of employee incentive stock options, totaled $7,762 in 2008, compared to $7,474 in 2007 and $8,403 in 2006. Compared to 2007, net cash provided by operating activities in 2008 was higher due to a $898 smaller decrease in gain on investments (which occurred largely because the WM capital loss was recognized in net income) and a $482 larger decrease in accounts receivable, among other changes that were generally consistent with excellent balance sheet management in the presence of lower sales activity. Accelerating into December 2008 the payment of the cash dividend that normally would have been paid in January 2009 resulted in $836 less cash provided by operating activities in 2008.

The Company's use of cash for investing activities was primarily as a result of purchases of liquid investments, in an effort to maximize returns on excess cash balances while maintaining safety and liquidity. UTMD expended $2,650 in 2008 on such purchases, compared to $2,000 in 2007 and $6,600 in 2006. In 2008, UTMD received $7,792 from selling short-term investments, compared to $2,023 in 2007 and $4,306 in 2006. No acquisitions requiring investment of cash were made in any of the three years.

In 2008, UTMD received $224 and issued 18,369 shares of stock upon the exercise of employee stock options. Employees exercised a total of 20,169 option shares in 2008, with 1,800 shares immediately being retired as a result of some optionees trading the shares in payment of the exercise price of the options. The Company received a $42 tax benefit from option exercises in 2008. UTMD repurchased 320,905 shares of stock in the open market at a cost of $7,792 during 2008. Option exercises in 2008 were at an average price of $13.79 per share. Share repurchases in the open market were at an average cost of $24.28 per share, including commissions and fees. In comparison, in 2007 UTMD received $180 from issuing 27,519 shares of stock on the exercise of employee stock options, including 7,543 shares retired upon optionees trading those shares in payment of the stock option exercise price. In 2006, the Company received $627 from issuing 155,823 shares of stock on the exercise of employee and director stock options, including 168,725 shares retired upon employees and directors trading those shares in payment of the stock option exercise price and related tax withholding subject to statutory limitations. UTMD paid $2,700 in 2006 to meet tax withholding requirements on options exercised, but received a $2,450 tax benefit from those exercises.

UTMD did not borrow during 2008, 2007 or 2006. In December 2005, UTMD's foreign subsidiary borrowed €4.5 million ($5,336) to allow repatriation (from Ireland to the U.S.) of profits achieved since 1996, per The American Jobs Creation Act of 2004. During 2008, the Bank of Ireland loan terms were modified to no longer require a guarantee by UTMD's line of credit with U.S. Bank. The U.S. Bank line of credit terminated on May 31, 2008. In 2008, UTMD made repayments of $1,917 on the Ireland note, compared to $1,239 in 2007 and $1,057 in 2006.

Management believes that future income from operations and effective management of working capital will provide the liquidity needed to finance internal growth plans. Planned 2009 capital expenditures are expected to be less than $500 to keep facilities, equipment and tooling in good working order. In addition, UTMD may use cash in 2009 for selective infusions of technological, marketing or product manufacturing rights to broaden the Company's product offerings; for continued share repurchases when the price of the stock is undervalued; and if available for a reasonable price, acquisitions that may strategically fit UTMD's business and are accretive to performance.


5
4
3
2
1
0
04
05
06
07
08

DILUTED SHARES OUTSTANDING
(millions of shares)

In summary, management plans to utilize cash not needed to support normal operations in one or a combination of the following: 1) to make investments in new technology and/or processes; 2) to acquire a product line that will augment revenue growth and better utilize UTMD's existing infrastructure; and/or 3) to repurchase UTMD shares in the open marketplace.

Management's Outlook

In summary, in 2009 UTMD plans to:

1) *work to retain its significant global market shares of established key specialty products,*
2) *accelerate revenue growth of newer products;*
3) *develop additional proprietary products helpful to clinicians through internal new product development;*
4) *continue achieving excellent overall financial operating performance;*
5) *look for new acquisitions to augment sales growth; and*
6) *utilize current cash balances in shareholders' best long-term interest, including continued cash dividends and open market share repurchases.*

The safety, reliability and performance of UTMD's products are high and represent significant clinical benefits while providing minimum total cost of care. In the U.S., UTMD will continue to leverage its reputation as an innovator which will responsively take on challenges to work with physicians who use its products in specialty hospital areas, or outside the hospital in their office practices. Internationally, where UTMD must depend on the knowledge, focus, relationships and energy of independent distributors, management will continue to closely monitor performance and recruit needed business partners.

UTMD will continue to focus on differentiating itself, especially from commodity-oriented competitors. UTMD is small, but its employees are experienced and diligent in their work. UTMD's passion is in providing innovative clinical solutions that will help reduce health risks for women and their babies. The Company has a fundamental focus to do an excellent job in meeting customers' and patients' needs, while providing shareholders with excellent returns.

Despite the decline in EPS and share price over the last two years, looking back eight years to the end of 2000, UTMD's EPS have more than doubled and the resulting year-ending share price has almost tripled. Combining this performance with steadily growing dividends since 2004, longer term UTMD shareholders have experienced excellent returns. In comparison, the NASDAQ Composite, S&P 500 Index and DJIA indices declined 36%, 32% and 19%, respectively, over that same eight year time span.

In 2008, while the year ending share price decreased 26% (largely in 4Q), UTMD increased dividends/share actually paid (not counting the dividend paid in late December 2008 that would normally have been paid in January 2009) to shareholders by 3.5% (from $.87 in 2007 to $.90 in 2008), and decreased shares outstanding at the end of the year by 7.7%. This was accomplished in 2008 by UTMD continuing to achieve a high positive cash flow. UTMD's balance sheet is strong enough to be able to finance a substantial acquisition in 2009 without issuing stock, should an immediately accretive one become available. In 2008, UTMD also filed an S-3 "shelf" registration statement that gives it speed and flexibility in obtaining additional financing should an acquisition that exceeds cash resources become available. In considering acquisitions, UTMD looks to acquire successful companies, products or technologies that will enhance its specialist focus, but not significantly increase its business risk and not dilute its financial performance.

Off Balance Sheet Arrangements. None.

Contractual Obligations. The following is a summary of UTMD's significant contractual obligations and commitments as of December 31, 2008:

Contractual Obligations and Commitments	Total	2009	2010-2011	2012-2013	2014 and thereafter
Long-term debt	$ 2,399	$ 343	$ 686	$ 686	$ 685
Operating lease	947	73	80	80	714
Purchase obligations	1,494	1,385	109	—	—
Total	$ 4,840	$ 1,801	$ 875	$ 766	$ 1,399

Critical Accounting Policies and Estimates

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the reported amounts of revenues and expenses during the reporting period.

Management bases its estimates and judgments on historical experience, current economic and industry conditions and on various other factors that are believed to be reasonable under the circumstances. This forms the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Management has identified the following as the Company's most critical accounting policies which require significant judgment and estimates. Although management believes its estimates are reasonable, actual results may differ from these estimates under different assumptions or conditions.

Allowance for doubtful accounts. The majority of the Company's receivables are with hospitals and medical device distributors. Although the Company has historically not had significant write-offs of bad-debt, the possibility exists, particularly with foreign customers where collection efforts can be difficult or in the event of widespread U.S. hospital bankruptcies.

Inventory valuation reserves. The Company strives to maintain a good balance of inventory to 1) meets its customer's needs while 2) not tying-up an unnecessary amount of the Company's resources increasing the possibility of, among other things, obsolescence. The Company believes its method of reviewing actual and projected demand for its existing inventory allows it to arrive at a fair inventory valuation reserve. While the Company has historically not had significant inventory write-offs, the possibility exists that one or more of its products may become unexpectedly obsolete for which a reserve has not previously been created. The Company's historical write-offs have not been materially different from its estimates.

Notes to Consolidated Financial Statements

(December 31, 2008, 2007 and 2006. Dollar amounts are in thousands except per share amounts, and where noted.)

Note 1. Summary of Significant Accounting Policies

Organization. Utah Medical Products, Inc. and its wholly owned subsidiaries — principally Utah Medical Products Ltd., which operates a manufacturing facility in Ireland, and Columbia Medical, Inc., in Oregon — (the Company) are in the business of producing specialized devices for the healthcare industry. The Company's broad range of products includes those used in critical care areas and the labor and delivery departments of hospitals, as well as outpatient clinics and physicians' offices. Products are sold in both domestic U.S. and international markets.

Use of Estimates in the Preparation of Financial Statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although actual results could differ from those estimates, management believes it has considered and disclosed all relevant information in making its estimates that materially affect reported performance and current values.

Principles of Consolidation. The consolidated financial statements include those of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents. For purposes of the consolidated statement of cash flows, the Company considers cash on deposit and short-term investments with original maturities of three months or less to be cash and cash equivalents.

Investments. The Company classifies its investments as "available for sale." Securities classified as "available for sale" are carried in the financial statements at fair value. Realized gains and losses, determined using the specific identification method, are included in operations; unrealized holding gains and losses are reported as a separate component of accumulated other comprehensive income. Declines in fair value below cost that are other than temporary are included in operations. As of December 31, 2008 the Company's investments are in Fidelity Cash Reserves (FDRXX), General Electric (GE), Citigroup (C) and the surviving remnant of Washington Mutual (WAMUQ).

Concentration of Credit Risk. The primary concentration of credit risk consists of trade receivables. In the normal course of business, the Company provides credit terms to its customers. Accordingly, the Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses which, when realized, have been within the range of management's expectations as reflected by its reserves.

The Company's customer base consists of hospitals, medical product distributors, physician practices and others directly related to healthcare providers, as well as other manufacturing companies. Although the Company is affected by the well-being of the global healthcare industry, management does not believe significant trade receivable credit risk exists at December 31, 2008 except under an extreme global financial crisis.

The Company maintains its cash in bank deposit accounts in addition to Fidelity Investments accounts. The Company has not experienced any losses in such accounts and believes it is not exposed to a significant credit risk on cash and cash equivalent balances unless FDRXX is at risk of "breaking the buck" and the Federal Reserve does not provide support to prevent that from happening, as they currently are.

Accounts Receivable. Accounts receivable are amounts due on product sales and are unsecured. Accounts receivable are carried at their estimated collectible amounts. Credit is generally extended on a short-term basis; thus accounts receivable do not bear interest although a finance charge may be applied to such receivables that are past the due date. Accounts receivable are periodically evaluated for collectibility based on past credit history with clients. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions (see note 2).

Inventories. Finished products, work-in-process, raw materials and supplies inventories are stated at the lower of cost (computed on a first-in, first-out method) or market (see note 2).

Property and Equipment. Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line and units-of-production methods over estimated useful lives as follows:

Building and improvements	15-40 years
Furniture, equipment and tooling	3-10 years

Long-Lived Assets. The Company evaluates its long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment of Long-Lived Assets." Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets and is recorded in the period in which the determination was made.

Notes to Consolidated Financial Statements, CONTINUED

Intangible Assets. Costs associated with the acquisition of patents, trademarks, license rights and non-compete agreements are capitalized and are being amortized using the straight-line method over periods ranging from 5 to 20 years. UTMD's goodwill is tested for impairment annually, in the fourth quarter of each year, using a fair value measurement test, in accordance with SFAS 142. UTMD would also perform an impairment test, between annual tests, if circumstances changed that would more than likely reduce the fair value of goodwill below its net book value. If UTMD determined that its goodwill were impaired, a second step would be completed to measure the amount of the impairment loss. UTMD does not expect its goodwill to become impaired in the foreseeable future (see note 2).

Loans to Related Parties. The Company has not made loans to related entities including employees, directors, shareholders, suppliers or customers, nor does it guarantee the debt of related entities, except to the extent that UTMD might extend accounts receivable terms to its customers on an interim basis.

Revenue Recognition. The Company recognizes revenue at the time of shipment as title generally passes to the customer at the time of shipment. Revenue recognized by UTMD is based upon documented arrangements and fixed contracts in which the selling price is fixed prior to completion of an order. Revenue from product and service sales is generally recognized at the time the product is shipped or service completed and invoiced, and collectibility is reasonably assured. There are circumstances under which revenue may be recognized when product is not shipped, which meet the criteria of SAB 104: the Company provides engineering services, for example, design and production of manufacturing tooling that may be used in subsequent UTMD manufacturing of custom components for other companies. This revenue is recognized when UTMD's service has been completed according to a fixed contractual agreement.

Income Taxes. The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes," whereby deferred taxes are computed under the asset and liability method.

Legal Costs. The Company has been involved in lawsuits which are an expected consequence of its operations and in the ordinary course of business. The Company maintains a reserve for legal costs which are probable and estimated based on its previous experience. The reserve for legal costs at December 31, 2008 and 2007 was $80 and $32, respectively (see note 2).

Earnings per Share. The computation of basic earnings per common share is based on the weighted average number of shares outstanding during each year.

The computation of earnings per common share assuming dilution is based on the weighted average number of shares outstanding during the year plus the weighted average common stock equivalents which would arise from the exercise of stock options outstanding using the treasury stock method and the average market price per share during the year.

The shares (in thousands) used in the computation of the Company's basic and diluted earnings per share are reconciled as follows:

	2008	2007	2006
Weighted average number of shares outstanding — basic	3,843	3,927	3,943
Dilutive effect of stock options	35	62	100
Weighted average number of shares outstanding, assuming dilution	3,878	3,989	4,043

Stock-Based Compensation. At December 31, 2008, the Company has stock-based employee compensation plans, which are described more fully in note 9. The Company accounts for stock compensation under Statement of Financial Accounting Standards 123R, *Share-Based Payment.* This statement requires the Company to recognize compensation cost based on the grant date fair value of options granted to employees and directors. In 2008, the Company recognized $120 in compensation cost compared to $95 in 2007 and $140 in 2006.

Translation of Foreign Currencies. Assets and liabilities of the Company's foreign subsidiary are translated into U.S. dollars at the applicable exchange rates at year-end. Net gains or losses resulting from the translation of the Company's assets and liabilities are reflected as a separate component of stockholders' equity. A negative translation impact on stockholders' equity reflects a current relative U.S. Dollar value higher than at the point in time that assets were actually acquired in a foreign currency. A positive translation impact would result from a U.S. dollar weaker in value than at the point in time foreign assets were acquired.

Income and expense items are translated at the weighted average rate of exchange (based on when transactions actually occurred) during the year.

Note 2. Detail of Certain Balance Sheet Accounts

December 31,	2008	2007
Accounts and other receivables:		
Accounts receivable	$ 3,403	$ 3,804
Income tax receivable	139	150
Accrued interest and other	9	26
Less allowance for doubtful accounts	(34)	(75)
	$ 3,517	$ 3,905
Inventories:		
Finished products	$ 1,353	$ 1,245
Work-in-process	817	694
Raw materials	1,105	1,214
	$ 3,275	$ 3,153
Other intangible assets:		
Patents	$ 1,961	$ 1,948
License rights	293	293
Trademarks	224	224
Non-compete agreements	175	175
	2,653	2,640
Accumulated amortization	(2,430)	(2,382)
	$ 223	$ 258
Accrued expenses:		
Income taxes payable	$ 23	$ 10
Payroll and payroll taxes	765	962
Reserve for litigation costs	80	32
Dividends payable	—	880
Other	218	465
	$ 1,086	$ 2,349

Note 3. Investments

The Company's investments, classified as available-for-sale consist of the following:

December 31,	2008	2007
Investments, at cost	$16,337	$21,377
Equity securities:		
Unrealized holding gains	—	—
Unrealized holding (losses)	(410)	(256)
Investments, at fair value	$15,927	$21,121

Changes in the unrealized holding gain on investment securities available-for-sale and reported as a separate component of accumulated other comprehensive income are as follows:

December 31,	2008	2007
Balance, beginning of year	$ (156)	$ —
Realized loss from securities included in beginning balance	186	—
Gross unrealized holding gains (losses) in equity securities	(340)	(256)
Deferred income taxes on unrealized holding loss	60	100
Balance, end of year	$ (250)	$ (156)

During 2008, 2007 and 2006, UTMD had proceeds from sales of available-for-sale securities of $7,792, $2,023 and $4,306, respectively.

Note 4. Fair Value Measurements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157 "Fair Value Measurements." This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. UTMD adopted the requirements of SFAS 157 on January 1, 2008.

The following table provides financial assets carried at fair value measured as of December 31, 2008:

		Fair Value Measurements Using		
Description	Total Fair Value at 12/31/2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale securities	$15,927	$15,927	$ —	$ —

Note 5. Property and Equipment

Property and equipment consists of the following:

December 31,	2008	2007
Land	$ 1,105	$ 1,127
Buildings and improvements	9,644	9,820
Furniture, equipment and tooling	14,549	14,432
Construction-in-progress	78	119
	25,376	25,498
Accumulated depreciation and amortization	(17,249)	(16,892)
	$ 8,127	$ 8,606

Included in the Company's consolidated balance sheet are the assets of its manufacturing facilities in Utah, Oregon and Ireland. Property and equipment, by location, are as follows:

	Utah	Oregon	Ireland	Total
December 31, 2008				
Land	$ 621	$ —	$ 484	$ 1,105
Building and improvements	4,502	32	5,109	9,644
Furniture, equipment and tooling	12,312	1,287	950	14,549
Construction-in-progress	78	—	—	78
Total	17,513	1,319	6,543	25,376
Accumulated depreciation	(13,819)	(1,288)	(2,142)	(17,249)
Property and equipment, net	$ 3,695	$ 31	$ 4,401	$ 8,127
December 31, 2007				
Land	$ 621	$ —	$ 506	$ 1,127
Building and improvements	4,452	32	5,336	9,820
Furniture, equipment and tooling	12,169	1,264	999	14,432
Construction-in-progress	119	—	—	119
Total	17,361	1,296	6,841	25,498
Accumulated depreciation	(13,486)	(1,277)	(2,129)	(16,892)
Property and equipment, net	$ 3,875	$ 19	$ 4,712	$ 8,606

Note 6. Long-term Debt

In December 2005 the Company borrowed €4.5 million ($5,336) from the Bank of Ireland to finance repatriation of profits achieved since 1996 under The American Jobs Creation Act of 2004. The loan term is 10-years at an interest rate of 1.10% plus the bank's money market rate, which is a total of the bank's cost of funds and cost of liquidity. The balance on the note at December 31, 2008 was $2,093 (€1,485).

The following table shows estimated minimum required amortization of the note during the next five years using the December 31, 2008 interest rate of 3.95%, starting with a December 31, 2008 balance of $2,093:

Year	Payments	Interest	Principal	Ending Balance
2009	$ 343	$ 78	$ 265	$ 1,828
2010	343	67	275	1,552
2011	343	56	286	1,266
2012	343	45	298	968
2013	343	33	310	658
Thereafter	685	27	658	—
Total	$ 2,399	$ 306	$ 2,093	

Note 7. Commitments and Contingencies

Operating Leases. The Company has a lease agreement for land adjoining its Utah facility for a term of forty years commencing on September 1, 1991. On September 1, 2001 and subsequent to each fifth lease year, the basic rental was and will be adjusted for published changes in a price index. The Company also leases its CMI building in Oregon under a one-year non-cancelable operating lease. Rent expense charged to operations under these operating lease agreements was approximately $107, $107 and $107 for the years ended December 31, 2008, 2007 and 2006, respectively.

Future minimum lease payments under its lease obligations as of December 31, 2008 were as follows:

	Amount
Years ending December 31:	
2009	$ 73
2010	40
2011	40
2012	40
2013	40
Thereafter	714
Total future minimum lease payments	$ 947

Purchase Obligations. The Company has obligations to purchase raw materials for use in its manufacturing operations. The Company has the right to make changes in, among other things, purchase quantities, delivery schedules and order acceptance.

Product Liability. The Company is self-insured for product liability risk. "Product liability" is an insurance industry term for the cost of legal defense and possible damages awarded as a result of use of a company's product during a procedure which results in an injury of a patient. The Company maintains a reserve for product liability litigation and damages consistent with its previous long-term experience. Actual product liability litigation costs and damages during the last three reporting years have been immaterial, which is consistent with the Company's overall history.

The Company absorbs the costs of clinical training and trouble-shooting in its on-going operating expenses.

Warranty Reserve. UTMD maintains a warranty reserve to provide for estimated costs which are likely to occur. The amount of this reserve is adjusted, as required, to reflect its historical experience. The following table summarizes changes to UTMD's warranty reserve during 2008:

Beginning balance, January 1, 2008	$ 40
Changes in warranty reserve during 2008:	
Aggregate reductions for warranty repairs	—
Aggregate changes for warranties issued during reporting period	40
Aggregate changes in reserve related to preexisting warranties	(80)
Ending balance, December 31, 2008	$ 0

Litigation. The Company has been involved in lawsuits which are an expected consequence of its operations and in the ordinary course of business. There is one such lawsuit currently pending. The Company applies its accounting policy to accrue legal costs that can be reasonably estimated.

Irish Development Agency. In order to satisfy requirements of the Irish Development Agency in assisting the start-up of its Ireland subsidiary, the Company agreed to invest certain amounts and maintain a certain capital structure in its Ireland subsidiary. The effect of these financial relationships and commitments are reflected in the consolidated financial statements and do not represent any significant credit risk that would affect future liquidity.

Note 8. Income Taxes

Deferred tax assets (liabilities) consist of the following temporary differences:

	December 31,			
	2008		2007	
	Current	Long-term	Current	Long-term
Inventory write-downs and differences due to UNICAP	$ 75	$ —	$ 89	$ —
Allowance for doubtful accounts	10	—	23	—
Accrued liabilities and reserves	163	—	108	16
Other	—	(224)	—	(248)
Depreciation and amortization	—	(356)	—	(211)
Unrealized investment gains	—	160	—	100
Deferred income taxes, net	$ 248	$ (420)	$ 220	$ (343)

The components of income tax expense are as follows:

Years ended December 31,	2008	2007	2006
Current	$ 3,463	$ 3,194	$ 4,049
Deferred	109	220	201
Total	$ 3,572	$ 4,134	$ 4,250

Income tax expense differed from amounts computed by applying the statutory federal rate to pretax income as follows:

Years ended December 31,	2008	2007	2006
Federal income tax expense at the statutory rate	$ 3,664	$ 4,093	$ 4,222
State income taxes	323	397	410
ETI, manufacturing deduction and tax credits	(206)	(203)	(154)
Other	(209)	(153)	(228)
Total	$ 3,572	$ 4,134	$ 4,250

Note 9. Options

The Company has stock option plans which authorize the grant of stock options to eligible employees, directors and other individuals to purchase up to an aggregate of 819,161 shares of common stock, of which 208,257 are outstanding as of December 31, 2008. All options granted under the plans are granted at current market value at the date of grant, and may be exercised between six months and ten years following the date of grant. The plans are intended to advance the interest of the Company by attracting and ensuring retention of competent directors, employees and executive personnel, and to provide incentives to those individuals to devote their utmost efforts to the advancement of the Company. Changes in stock options were as follows:

	Shares	Price Range Per Share
2008		
Granted	26,100	$ 28.13 – $ 29.41
Expired or canceled	9,919	18.00 – 31.33
Exercised	20,169	6.75 – 25.59
Total outstanding at December 31	208,257	6.50 – 31.33
Total exercisable at December 31	168,457	6.50 – 31.33
2007		
Granted	23,600	$ 31.33 – $ 31.33
Expired or canceled	4,237	18.00 – 31.33
Exercised	35,062	6.50 – 29.86
Total outstanding at December 31	212,245	6.50 – 31.33
Total exercisable at December 31	171,618	6.50 – 29.86
2006		
Granted	14,600	$ 29.86 – $ 29.86
Expired or canceled	10,729	14.60 – 29.86
Exercised	324,548	6.50 – 25.59
Total outstanding at December 31	227,944	6.50 – 29.86
Total exercisable at December 31	191,010	6.50 – 25.59

For the years ended December 31, 2008, 2007 and 2006, the Company reduced current income taxes payable and increased additional paid-in capital by $42, $60 and $2,450, respectively, for the income tax benefit attributable to sale by optionees of common stock received upon the exercise of stock options.

Stock-Based Compensation. In 2008, the Company recognized $120 in equity compensation cost, compared to $95 in 2007 and $140 in 2006.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Years ended December 31,	2008	2007	2006
Expected dividend amount per quarter	$ 0.2737	$ 0.2638	$ 0.2521
Expected stock price volatility	16.3%	17.9%	28.1%
Risk-free interest rate	2.92%	4.56%	5.0%
Expected life of options	5.3 years	5.6 years	5.3 years

The per share weighted average fair value of options granted during 2008, 2007 and 2006 is $2.91, $5.10 and $7.29, respectively.

The following table summarizes information about stock options outstanding at December 31, 2008:

	Options Outstanding			Options Exercisable	
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE	WEIGHTED AVERAGE EXERCISE PRICE
$ 6.50 – 15.01	32,889	1.96	$ 10.16	32,889	$ 10.16
17.71 – 24.02	53,781	5.24	21.04	52,010	21.02
25.59 – 31.33	121,587	6.54	27.39	83,558	26.37
$ 6.50 – 31.33	208,257	5.48	$ 23.03	168,457	$ 21.55

Note 10. Geographic Sales Information

The Company had sales in the following geographic areas:

	United States	Europe	Other
2008	$19,114	$ 4,779	$ 3,889
2007	19,926	4,754	3,822
2006	21,363	3,888	3,502

Note 11. Revenues by Product Category

The Company had revenues in the following product categories:

Product Category	2008	2007	2006
Obstetrics	$ 7,054	$ 8,473	$ 9,371
Gynecology/Electrosurgery/Urology	6,157	6,143	6,106
Neonatal	7,408	7,062	7,073
Blood Pressure Monitoring and Accessories	7,163	6,824	6,203

Note 12. Product Sale and Purchase Commitments

The Company has had license agreements for the rights to develop and market certain products or technologies owned by unrelated parties. The confidential terms of such agreements are unique and varied, depending on many factors relating to the value and stage of development of the technology licensed. Royalties on future product sales are a normal component of such agreements and are included in the Company's cost of goods sold on an ongoing basis.

The Company received royalties as a result of a license agreement with an unrelated company that allowed rights to the Company's technology through the life of the applicable patents. At the start of 2009 there are no patents under which UTMD is receiving royalties from other parties.

Note 13. Employee Benefit Plan

The Company sponsors a contributory 401(k) savings plan for U.S. employees, and a contributory retirement plan for Irish employees. The Company's matching contribution is determined annually by the board of directors. Company contributions were approximately $115, $107 and $103 for the years ended December 31, 2008, 2007 and 2006, respectively.

Note 14. Fair Value Financial Instruments

None of the Company's financial instruments, which are current assets and liabilities that could be readily traded, are held for trading purposes, except investments. Detail on investments is provided in note 3, above. The Company estimates that the fair value of all financial instruments at December 31, 2008 does not differ materially from the aggregate carrying value of its financial instruments recorded in the accompanying consolidated balance sheet.

Note 15. Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109." This statement clarifies the accounting for uncertainty in income tax positions. The Company or one of its subsidiaries files or has filed income tax returns in the U.S. federal jurisdiction, in various states and in Ireland. With few exceptions, UTMD is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2007. In 2005, the Internal Revenue Service examined the Company's federal income tax returns for 2002 — 2004 and suggested one immaterial adjustment which the Company made. The Company's income tax return for 2005 is presently being audited by the IRS.

The Company adopted the provisions of FIN 48 on January 1, 2007. UTMD did not make any adjustment to opening retained earnings as a result of the implementation. The Company recognizes interest accrued related to unrecognized tax benefits in interest expenses and any related penalties in income taxes. During the years ended December 31, 2008, 2007 and 2006, the Company did not recognize any interest or penalties relating to income taxes. UTMD did not have any accrual for the payment of interest or penalties at December 31, 2008, 2007 or 2006.

Management's Report
on Internal Control Over Financial Reporting

Forward-looking Information

This report contains certain forward-looking statements and information relating to the Company that are based on the beliefs of management as well as assumptions made by management based on information currently available. When used in this document, the words "anticipate," "believe," "project," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current view of the Company respecting future events and are subject to certain risks, uncertainties and assumptions, including the risks and uncertainties stated throughout the document. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause the forward statement not to come true as anticipated, believed, projected, expected or intended. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those described herein as anticipated, believed, projected, estimated, expected or intended. Financial estimates are subject to change and are not intended to be relied upon as predictions of future operating results, and the Company assumes no obligation to update or disclose revisions to those estimates.

General risk factors that may impact the Company's revenues include: the market acceptance of competitive products; administrative practices of group purchasing organizations; obsolescence caused by new technologies; the possible introduction by competitors of new products that claim to have many of the advantages of UTMD's products at lower prices; the timing and market acceptance of UTMD's own new product introductions; UTMD's ability to efficiently and responsively manufacture its products, including the possible effects of lack of performance of suppliers; opportunities in gaining access to important global distribution channels; budgetary constraints; the timing of regulatory approvals for newly developed products; regulatory intervention in current operations; and third party reimbursement of healthcare costs of patients.

Negative factors that may adversely impact future performance include managed care reforms or hospital group buying agreements that may limit physicians' ability to choose certain products or procedures, new products introduced by other companies that displace UTMD's products, new product regulatory approval delays, changes in the Company's relationships with distribution partners, and loss of key personnel.

The length of time and number of administrative steps required in adopting new products for use in hospitals has grown substantially in recent years. As a potential negative factor to future performance, as UTMD introduces new products it believes are safer and more effective, it may find itself excluded from certain customers because of the existence of long-term supply agreements for preexisting products. UTMD may also be unable to establish viable relationships with other medical device companies that do have access to users but lack an interest in the Company's approach or present unreasonable burdens.

Risk factors, in addition to the risks outlined in the previous paragraphs and elsewhere in this report that may impact the Company's assets and liabilities, as well as cash flows, include: risks inherent to companies manufacturing products used in healthcare, including claims resulting from the improper use of devices and other product liability claims; defense of the Company's intellectual property and infringement claims of others; productive use of assets in generating revenues; management of working capital, including inventory levels required to meet delivery commitments at a minimum cost; and timely collection of accounts receivable.

Additional risk factors that may affect non-operating income include: the continuing viability of the Company's technology license agreements; actual cash and investment balances; asset dispositions; and acquisition activities that may or may not require external funding.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002, management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework.

Based on its assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2008.

The Company's independent registered public accounting firm, Jones Simkins, P.C., has audited the Company's internal control over financial reporting as of December 31, 2008, and its report is shown on page 24.



Kevin L. Cornwell
Chief Executive Officer



Paul O. Richins
Principal Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of Utah Medical Products, Inc.

We have audited Utah Medical Products, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Utah Medical Products, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Utah Medical Products, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows of Utah Medical Products, Inc., and our report dated February 27, 2009 expressed an unqualified opinion.



Jones Simkins, P.C.
Logan, Utah
February 27, 2009

Corporate Information

Board of Directors

Kevin L. Cornwell
Chairman and CEO

James H. Beeson, Ph.D., M.D., FACOG
Professor and Past Chairman
The University of Oklahoma College of Medicine, Tulsa
Department of Obstetrics and Gynecology

Ernst G. Hoyer
Retired, General Manager
Petersen Precision Engineering Co.

Barbara A. Payne, Ph.D.
Retired Consultant

Paul O. Richins
Principal Financial Officer

Officers

Kevin L. Cornwell
President and Secretary

Marcena H. Clawson
Vice President, Corporate Sales

Paul O. Richins
Chief Administrative Officer

Ben D. Shirley
Vice President,
Product Development and Quality Assurance

Jean P. Teasdale
Vice President, Manufacturing

The Company has a Code of Ethics for applicable executive officers and outside directors and a Code of Conduct which applies to all employees. Both are available at *www.utahmed.com.*

Investor Information

Corporate Headquarters
Utah Medical Products, Inc.
7043 South 300 West
Midvale, Utah 84047

Foreign Operations
Utah Medical Products Ltd.
Athlone Business & Technology Park
Dublin Road
Athlone, County Westmeath, Ireland

Transfer Agent
Registrar and Transfer Company
10 Commerce Street
Cranford, New Jersey 07016

Auditors
Jones Simkins, P.C.
Logan, Utah

Corporate Counsel
Kruse, Landa, Maycock & Ricks, L.L.C.
Salt Lake City, Utah

Arthur Cox, Solicitors
Dublin, Ireland

Corporate Stock

The Company's common stock trades on the Nasdaq Global Market (symbol: UTMD). The following table sets forth the high and low sales price information as reported by Nasdaq for the periods indicated.


UTMD
NASDAQ
LISTED

	2008		2007	
	High	Low	High	Low
1st Quarter	$32.35	$27.13	$34.88	$31.24
2nd Quarter	30.02	26.80	34.59	29.30
3rd Quarter	30.01	24.96	32.84	29.50
4th Quarter	29.77	20.04	31.99	29.27

For shareholder information contact: Paul Richins, (801) 566-1200.
Website: *www.utahmed.com*, e-mail: *info@utahmed.com*

Stock Performance Chart

The following chart compares what an investor's five-year cumulative total return (assuming reinvestment of dividends) would have been assuming initial $100 investments on December 31, 2003, for the Company's Common Stock and the two indicated indices. The Company's Common Stock trades on the Nasdaq Global Market.

Cumulative shareholder return data respecting the Nasdaq Stock Market (U.S. and Foreign) are included as the comparable broad market index. The peer group index is all Nasdaq Stocks with Standard Industrial Classification (SIC) codes 3840-3849, all of which are in the medical device industry. UTMD's primary SIC code is 3841.


FIVE-YEAR CUMULATIVE TOTAL RETURNS
Utah Medical Products, Inc.
Nasdaq U.S. and Foreign
Nasdaq Stocks (SIC 3840-3849)
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
Dec 03
Dec 04
Dec 05
Dec 06
Dec 07
Dec 08
97.9
92.8
65.1

December,	2003	2004	2005	2006	2007	2008
Utah Medical Products, Inc.	$100.0	$ 87.7	$126.4	$133.3	$124.2	$ 97.9
Nasdaq Stock Market (US & Foreign)	100.0	108.9	111.3	122.8	135.7	65.1
Nasdaq Stock (SIC 3840-3849) Medical Devices, Instruments and Supplies	100.0	117.2	128.6	135.6	172.4	92.8



Utah Medical Products, Inc.

7043 South 300 West | Midvale, Utah 84047 | www.utahmed.com | e-mail: info@utahmed.com